EXHIBIT 10.22
RETIREMENT AGREEMENT AND GENERAL RELEASE
William A. Vernon (“Executive”) has served as Director and Chief Executive Officer of Kraft Foods Group, Inc. (“Kraft”) in Northfield, Illinois. Reference hereby is made to that certain letter, dated December 3, 2011 (the “Letter Agreement”), clarifying the separation benefits to be received by Executive in the event of a termination of Executive’s employment. Since the Executive is retiring by mutual agreement with Kraft, Kraft and Executive desire to enter into this Retirement Agreement and General Release (the “Agreement”) to set forth the terms of Executive’s retirement, separation benefits, and other matters related thereto. Therefore, the Executive and Kraft both agree and promise as follows:
1.Effective December 27, 2014, Executive shall cease to serve as Chief Executive Officer and shall continue to serve as an employee of Kraft with the title of Senior Advisor at his current base salary until March 31, 2015 (“Retirement Date”), with such duties and responsibilities as mutually agreed between Executive by the Chairman of Kraft’s Board of Directors. In addition, Executive agrees to serve as a director of Kraft until Kraft’s 2015 Annual Meeting of Shareholders and that his service as a director shall terminate on the date of such Annual Meeting. Executive and Kraft agree that the anticipated level of services that Executive will perform prior to the Retirement Date shall be in excess of 20% of the average level of services that Executive performed for Kraft during the three-year period prior to the Retirement Date.

2.The Executive will receive no additional compensation for his service as a director in the period between the date of this Agreement and the Retirement Date. The sole compensation that the Executive will receive for his service as a director in the period between the Retirement Date and the date of Kraft’s 2015 Annual Meeting of Shareholders will be a pro-rated portion of the annual cash compensation provided to Kraft’s non-employee directors.

3.In accordance with the Letter Agreement and subject to (i) Paragraph 10 hereof, (ii) Executive’s execution and non-revocation of this Agreement, (iii) Executive’s execution and non-revocation of a commercially reasonable supplemental release agreement to be entered into within 30 days following the Retirement Date, such supplemental release to be substantively consistent with Paragraph 11 hereto, and (iv) Executive’s continued compliance with this Agreement, Executive shall receive the following Separation Benefits:

a.
Twenty-four (24) months of base salary, paid in substantially equal installments in accordance with the Company’s normal payroll practices and schedule over the twenty-four (24) month period following the Retirement Date (the “Separation Benefits Period”). Pursuant to Internal Revenue Code (the “Code”) Section 409A, Executive will be a “Key Employee”; accordingly, the first installment is required to be delayed six (6) months following the Retirement Date. Therefore, Executive’s first installment (which shall include base salary for the period from April 1, 2015 through September 30, 2015) shall be paid on the first regularly scheduled payroll date following September 30, 2015.

b.
During the Separation Benefits Period, Executive will be eligible to receive medical, dental, and life insurance coverage pursuant to the terms of Kraft’s benefit plans. Executive will not be eligible to make contributions to or receive contributions under the Kraft Thrift 401(k) Plan or to receive Kraft short-term disability insurance coverage or business travel accident coverage after the Retirement Date.

c.
The period during which Executive is being provided with health insurance under this Agreement shall be credited against Executive’s period of continued coverage under the Company’s group medical and dental plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended, if any. If the Executive is entitled to any benefit under the current terms and conditions of any employee benefit plan or arrangement of the Company that is accrued and vested on the Retirement Date and that is not expressly referred to in this Agreement, such benefit shall be provided to the Executive in accordance with the terms and conditions of such employee benefit plan or arrangement. As a “Key Employee” for purposes of Code Section 409A, the non-grandfathered portion of Executive’s Supplemental Thrift Plan benefits are required to be delayed six months following the Retirement Date. Therefore, Executive’s Supplemental Thrift Plan benefits shall be paid no earlier than September 30, 2015, with the specific date determined in accordance with the terms of the Supplemental Thrift Plan.

d.
Executive shall receive a 2014 Management Incentive Plan (MIP) payment, payable based on Executive’s individual 2014 target percentage and actual business results for the 2014 performance year. The MIP payment, less any required deductions, shall be paid in accordance with Executive’s previously elected deferrals under the MIP and the cash portion of the MIP shall be paid at the same time MIP payments are paid to other MIP participants, but in any event no later than March 15, 2015.

e.	The Executive’s restricted stock and restricted stock units in Kraft (

f.
“RSUs”), including RSUs received as matching RSUs under the Management Stock Purchase Plan, that remain unvested as of the Retirement Date shall vest on a prorated basis, based on the number of full years of service completed (i.e., grants made over 2 years but less than 3 years prior to the Retirement Date will vest two-thirds, grants made over 1 year but less than 2 years prior to the Retirement Date will vest one-third) during the applicable restriction period and shall be settled in accordance with the original vesting dates set forth in the underlying award agreements. Any RSUs that do not vest in accordance with this Paragraph 3(e) shall be immediately forfeited by Executive and cancelled by the Company as of the Retirement Date.

g.
The Executive’s stock options in Kraft (the “Stock Options”) that remain unvested as of the Retirement Date shall continue to vest in accordance with the previously scheduled vesting dates set forth in the underlying award agreements. Following the Retirement Date, the Executive may exercise such Stock Options and outstanding stock options in Mondelçz International, Inc. (the “Mondelez Options”) until the original expiration dates of such stock options, as set forth in the underlying award agreements and in accordance with the Employee Matters Agreement between Mondelçz International, Inc. and Kraft Foods Group, Inc., dated as of September 27, 2012. Stock Options and Mondelez Options that are vested as of the Retirement Date may be exercised following the Retirement Date until the original expiration dates of such Stock Options and Mondelez Options, as set forth in the underlying award agreements.

h.	The Executive’s performance shares in Kraft (the “Performance Shares”) that remain unvested as of the Retirement Date shall vest on a prorated basis, based on actual performance through the end of the applicable performance cycle and the number of full years of service completed during the applicable performance cycle (i.e., grants made over 2 years but less than 3 years prior to the Retirement Date will vest two-thirds, grants made over 1 year but less than 2 years prior to the Retirement Date will vest one-third). Any Performance Shares that vest in accordance with this Paragraph 3(g) based on actual performance shall be settled in accordance with the original award agreements (but in any event no later than the March 15th immediately following the end of the performance cycle). Any Performance Shares that do not vest in accordance with this Paragraph 3(g) shall be immediately forfeited by Executive and cancelled by the Company.

i.	Executive shall not be entitled to a MIP payment or any equity awards with respect to the 2015 performance year.

j.	Kraft will provide reasonable executive outplacement services to the Executive by a firm selected by Executive and paid for by Kraft.

k.
Kraft will continue for two years to provide the Executive with a financial counseling allowance consistent with the allowance that has been provided to the Executive in the period immediately prior to the date of this Agreement.

l.
No later than March 15, 2015, the Company shall reimburse the Executive for his reasonable legal costs incurred in connection with reviewing this Agreement up to a maximum of $20,000, provided that such fees are properly documented and such documentation is submitted to Kraft.

m.

n.	Kraft acknowledges that neither the death nor disability of the Executive after the date hereof will reduce or eliminate its obligations to Executive hereunder.

o.	The Executive agrees that the Company may deduct all required tax withholdings in accordance with the Company’s administrative procedures as in effect from time to time.

4.The Executive agrees to return all company property in his possession, including documents, manuals, handbooks, notes, keys and any other articles he has used in the course of his employment, no later than Retirement Date; provided, however, that Executive may retain only such company property relating to his service as a director through the date of Kraft’s 2015 Annual Meeting of Shareholders.

5.As consideration for Kraft’s payment to the Executive of the Separation Benefits set forth in Paragraph 3, the Executive agrees that he will not engage in Prohibited Conduct from the date of this Agreement through March 31, 2017 (the “Restriction Termination Date”). Prohibited Conduct will be: (1) working for or providing services to, directly or indirectly (whether as an employee, consultant, officer, director, partner, joint venturer, manager, member, principal, agent, or independent contractor, individually, in concert with others, or in any other manner), any person or entity that competes with Kraft in the consumer packaged food and beverage industry (or of an entity that has a controlling equity interest or management control of any such company) (“Competitive Business”) anywhere within North America, without the written consent of the Chairman of the Board of Directors of Kraft, such consent to be provided by Kraft in its sole and absolute discretion except that such consent shall not unreasonably be withheld; or (2) soliciting, directly or indirectly, any employee of Kraft to leave Kraft and to work for any other entity, whether as an employee, independent contractor or in any other capacity.

Nothing contained in this Paragraph 5 shall preclude the Executive from accepting employment with a company that provides consulting services whose existing clients include a Competitive Business prior to the Restriction Termination Date, so long as, in addition to honoring all other obligations under this Agreement, the Executive does not provide specific advice or services directly to a Competitive Business. It will not be a violation of this Agreement for the Executive to have people reporting to him who have responsibility for a Competitive Business so long as the Executive does not provide advice to said companies directly or in any way assist his direct reports, or anyone else, in performing services for a Competitive Business prior to the Restriction Termination Date.
Should the Executive engage in Prohibited Conduct at any time through the Restriction Termination Date, he will be obligated to pay back to Kraft all payments received pursuant to this Agreement, and Kraft will have no obligation to pay the Executive any payments that may be remaining due under this Agreement. This will be in addition to any other remedy that Kraft may have in respect of such Prohibited Conduct. Kraft and the Executive acknowledge and agree that Kraft will or would suffer irreparable injury in the event of a breach or violation or threatened breach or violation of the provisions set forth in Paragraphs 5, 6 and 7 and agree that in the event such provisions are violated or breached, Kraft will be entitled to injunctive relief prohibiting any such violation or breach, and that such right to injunctive relief will be in addition to any other remedy to which Kraft may be entitled.
6.The Executive acknowledges that during the course of his employment with Kraft, he received “Confidential Information”, with Confidential Information meaning information that was: (i) disclosed to or known by the Executive as a consequence of or through his employment with Kraft; (ii) not publicly available and/or not generally known outside of Kraft; and (iii) that relates to the business and development of Kraft. Without in any way limiting the foregoing and by way of example, Confidential Information includes: all non-public information or trade secrets of Kraft or its affiliates that gives Kraft or its affiliates a competitive business advantage, the opportunity of obtaining such advantage or disclosure of which might be detrimental to the interests of Kraft or its affiliates; information regarding Kraft’s or its affiliates’ business operations, such as financial and sales data (including budgets, forecasts and historical financial data), operational information, plans and strategies; business and marketing strategies and plans for various products and services; information regarding suppliers, consultants, employees, and contractors; technical information concerning products, equipment, services, and processes; procurement procedures; pricing and pricing techniques; information concerning past, current and prospective customers, investors and business affiliates; plans or strategies for expansion or acquisitions; budgets; research; trading methodologies and terms; communications information; evaluations, opinions, and interpretations of information and data; marketing and merchandising techniques; electronic databases; models; specifications; computer programs; contracts; bids or proposals; technologies and methods; training methods and processes; organizational structure; personnel information; payments or rates paid to consultants or other service providers; and Kraft files, physical or electronic documents, equipment, and proprietary data or material in whatever form including all copies of all such materials. Confidential Information does not include any of the Executive’s expertise, experience, and knowledge gained throughout his career that falls outside of the three-pronged definition in the first sentence above. The Executive agrees that he will not communicate or disclose any Confidential Information to any third party, or use it for his own account, without the written consent of Kraft.

7.Executive agrees not to knowingly make any public statement that would disparage Kraft and its affiliates or persons who are officers and directors of Kraft and its affiliates as of the date of this Agreement.  Kraft agrees that neither Kraft nor any of the individuals who are members of the Kraft Leadership Team or members of the Kraft Board of Directors as of the date hereof (the “Kraft Covered Persons”) will knowingly make any public statement that would disparage Executive; provided however that statements by Kraft and the Kraft Covered Persons that are made in the ordinary course of communications for a public company, including but not limited to statements made to the SEC, investors and potential investors, bankers, financial analysts and the press shall not be deemed to violate this covenant.  Notwithstanding the foregoing, nothing in this Paragraph 7 will prevent any person from (a) responding publicly to incorrect, disparaging or derogatory public statements to the extent reasonably necessary to correct or refute such public statement or (b) making any truthful statement to the extent (i) necessary with respect to any litigation, arbitration or mediation involving this Agreement, including, but not limited to, the enforcement of this Agreement or (ii) required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with apparent jurisdiction to order such person to disclose or make accessible such information.  Each of the parties agrees to notify the other of any statement that is required to be made as provided in clause (b)(ii) of the preceding sentence.  Such notice will be given as much in advance of the making of such statement as is reasonably possible.

8.The Executive agrees to fully cooperate with Kraft and its affiliated and parent companies in litigation or potential litigation arising out of any matter in which he was involved during his employment and to make himself reasonably available as required by Kraft or its affiliated and parent companies or their counsel, subject to the Executive’s other commitments. Kraft will reimburse the Executive for reasonable and appropriate business expenses incurred by the Executive in connection with such cooperation, including a reasonable hourly rate for his services.

9.In the event either the Executive or Kraft contests the interpretation or application of any of the terms of this Agreement or any asserted breach of this Agreement, the complaining party shall notify the other in writing of the provision that is being contested. If the parties cannot satisfactorily resolve the dispute within thirty (30) days, the matter will be submitted to arbitration. An arbitrator will be chosen pursuant to the American Arbitration Association’s (“AAA”) Employment Arbitration Rules and Mediation Procedures from a panel submitted by the AAA and the hearing shall be held in Chicago, Illinois. The arbitrator’s fees, expenses, and filing fees shall be borne equally by the Executive and Kraft. The arbitrator shall issue a written award which shall be final and binding upon the parties.

10.It is the intention of the Executive and Kraft that this Agreement and the benefits paid pursuant to its terms be compliant with the provisions of Code Section 409A to the extent that the payments and benefits due under this Agreement are subject to Code Section 409A, and the terms of this Agreement shall be interpreted to comply with Code Section 409A. In the event that any compensation or benefits provided for by this Agreement or any related plans may result in penalties or accelerated recognition of taxable income under Code Section 409A, Kraft will, in agreement with the Executive, modify the Agreement or such plans in the least restrictive manner necessary in order, where applicable, (i) to exclude such compensation from the definition of “deferred compensation” within the meaning of Code Section 409A, or (ii) to comply with the provisions of Code Section 409A, other applicable provision(s) of the Code, and/or any rules, regulations or other regulatory guidance issued under such statutory provisions and to make such modifications, in each case, without any diminution in the value of the payments to be paid or benefits to be provided to the Executive pursuant to Paragraph 3 of this Agreement or plans to which this Agreement refers. Notwithstanding any other provision in this Agreement, to the extent any payments hereunder constitute nonqualified deferred compensation, within the meaning of Section 409A, then (A) each such payment which is conditioned upon Executive’s execution of this Agreement and which is to be paid or provided during a designated period that begins in one taxable year and ends in a second taxable year, shall be paid or provided in the later of the two taxable years and (B) each such payment that is payable upon the Executive’s separation from service and would have been paid prior to the six-month anniversary of Executive’s separation from service, shall be delayed until the earlier to occur of (i) the six-month anniversary of the Executive’s separation from service or (ii) the date of Executive’s death.

11.The Executive is aware of his legal rights concerning his employment with and retirement from Kraft. The Executive represents that he has not filed any complaints of any kind whatsoever with any local, state, federal, or governmental agency or court against Kraft based upon, or in any way related to, his employment with or retirement from Kraft. The Executive further represents that he understands that the amounts paid under this Agreement constitute a full and complete satisfaction of any claims, asserted or unasserted, known or unknown, that he has or may have against Kraft or an affiliate. Accordingly, in exchange for the amounts paid under this Agreement, the Executive individually and on behalf of his spouse, heirs, successors, legal representatives and assigns hereby agrees not to sue or instigate any grievance, charge, action, or suit at law or in equity and unconditionally releases, dismisses, and forever discharges Kraft, including its predecessors, successors, parents, subsidiaries, affiliated corporations, limited liability companies and partnerships, and all of their employee benefit plans, officers, directors, fiduciaries, employees, assigns, representatives, agents, and counsel (collectively the “Released Parties”) from any and all claims, demands, liabilities, obligations, agreements, damages, debts, and causes of action arising out of, or in any way connected with, the Executive’s employment with or retirement from Kraft or any of the Released Parties. This waiver and release includes, but is not limited to, all claims and causes of action arising under or related to Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Civil Rights Act of 1866; the Age Discrimination in Employment Act of 1967, as amended; the Americans with Disabilities Act; the Employee Retirement Income Security Act of 1974, as amended; the Sarbanes-Oxley Act of 2002; the Older Workers Benefit Protection Act of 1990; the Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act; all state and federal statutes and regulations; any other federal, state or local law; the Letter Agreement, all oral or written contract rights, including any rights under any Kraft incentive plan, program, or labor agreement; and all claims arising under common law including breach of contract, tort, or for personal injury of any sort, or any other legal theory, whether legal or equitable; provided, however, nothing herein will release Kraft from any claims or damages based on (i) any right Executive may have to enforce this Agreement, (ii) any right or claim that arises after the date of this Agreement, (iii) Executive’s eligibility for indemnification in accordance with applicable laws or the certificate of incorporation and by-laws of Kraft or its affiliates, or any applicable insurance policy, with respect to any liability Executive incurs or incurred as an employee or officer of Kraft or its affiliates or (iv) any right Executive may have to obtain contribution as permitted by law in the event of entry of judgment against Executive as a result of any act or failure to act for which Executive and Kraft are jointly liable.  In consideration for the above release, Kraft, on behalf of itself and its affiliated companies, and their officers, directors, agents and employees, hereby waives, and generally releases Executive and his heirs and representatives from, and agrees not to sue him, for any claims or causes of action existing on the date of this Agreement based on facts known as of the date of this Agreement to any executive officer of Kraft arising out of his employment relationship with Kraft or his retirement from Kraft.

12.By signing below, the Executive acknowledges that he has thoroughly read this Agreement and that he has full understanding and knowledge of its terms and conditions. He also acknowledges that he has been advised to consult an attorney prior to executing this Agreement and that he has up to 21 days to review this Agreement before signing it. The Executive understands that he may revoke this Agreement within 7 days after he signs it, in which case this Agreement will not go into effect and the Executive will not receive the payments or benefits that are being provided by this Agreement. The Executive also understands that if he does not revoke this Agreement within 7 days after he signs it, this Agreement shall become effective as of such date and will be complete, final and binding on the Executive and Kraft.

13.If any part of this Agreement is held to be invalid or unenforceable, the remaining parts will remain fully enforceable. This Agreement will be governed by the laws of Illinois.

/s/ William A. Vernon William A. Vernon	Date: 12/18/2014

ACCEPTED FOR KRAFT FOODS GROUP, INC. By: /s/ Diane Johnson May Diane Johnson May Title: Executive Vice President, Human Resources Date: 12/17/2014